Exhibit 99.1

Gibson Energy ULC and GEP Midstream Finance Corp. announce Debt Tender Offers

CALGARY/ May 16, 2011 — Gibson Energy ULC and GEP Midstream Finance Corp. (together, the “Issuers”) announced today that they have commenced cash tender offers to purchase any and all of their outstanding 11.75% First Lien Senior Secured Notes due 2014 (the “First Lien Notes”) and 10.00% Senior Notes due 2018 (the “Senior Notes” and, together with the First Lien Notes, the “Notes”) and related consent solicitations to effect certain amendments to the indentures governing the Notes.  The full terms and conditions of each of the tender offers and consent solicitations are set forth in respective Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent, each dated today.  The table below sets forth information with respect to each series of Notes and the tender offers.

Title of Notes	CUSIP	Aggregate Principal Amount Outstanding	Tender Offer Consideration(1)	Consent Payment(1)	Total Consideration(1)(2)

11.75% First Lien Senior Secured Notes due 2014	374826 AD7	$560,000,000	$1,127.75	$20.00	$1,147.75
10.00% Senior Notes due 2018	374826 AC9	$200,000,000	$1,177.50	$20.00	$1,197.50

(1)          Per $1,000 principal amount of Notes validly tendered and accepted for purchase.

(2)          Inclusive of the Early Consent Payment.

Both tender offers are scheduled to expire at midnight, New York City time, on June 13, 2011, unless extended or earlier terminated by the Issuers (the “Expiration Date”).  Holders who tender their Notes before 5:00 p.m., New York City time, on May 27, 2011 (the “Consent Date”) will receive the total consideration, which includes a consent payment. Holders who tender their Notes after the Consent Date, but before the Expiration Date will receive the tender offer consideration but not the consent payment. To the extent a tender offer is not consummated, the consent payment will not be paid in respect of any Notes tendered in connection with such tender offer.

In conjunction with the tender offers, the Issuers are also soliciting the consent of holders of the Notes to eliminate substantially all of the restrictive covenants and certain events of default and related provisions in the indentures governing the Notes, and to execute supplemental indentures to amend the indentures, among the Issuers, the subsidiary guarantors, the trustees and the collateral trustee, in the case of the First Lien Notes. The proposed amendments to the indentures require the consent of at least a majority in aggregate principal amount of outstanding Notes to be adopted, and, in the case of the First Lien Notes, the consent of holders of 75% of the aggregate principal amount of outstanding First Lien Notes for certain provisions regarding the release of collateral.  Holders cannot tender their Notes without delivering a consent and cannot deliver a consent without tendering their Notes.

Under the terms of the tender offer for the First Lien Notes, the total consideration payable per $1,000 principal amount of First Lien Notes validly tendered and not validly withdrawn on or prior to the

Consent Date and accepted for purchase by the Issuers is equal to $1,147.75, including the consent payment.  Holders who tender their Notes after the Consent Date will receive the tender offer consideration, which is the total consideration minus the consent payment of $20.00 per $1,000 principal amount of First Lien Notes, which will be payable promptly following the Expiration Date, on the Payment Date (as defined in the tender offer documents).  In addition to the total consideration or tender offer consideration, as applicable, holders of notes accepted for payment will receive accrued and unpaid interest from the last interest payment date for the notes to, but not including, the Payment Date.

Under the terms of the tender offer for the Senior Notes, the total consideration payable per $1,000 principal amount of Senior Notes validly tendered and not validly withdrawn on or prior to the Consent Date and accepted for purchase by the Issuers is equal to $1,197.50, including the consent payment.  Holders who tender their Notes after the Consent Date will receive the tender offer consideration, which is the total consideration minus the consent payment of $20.00 per $1,000 principal amount of Senior Notes, which will be payable promptly following the Expiration Date, on the Payment Date.  In addition to the total consideration or tender offer consideration, as applicable, holders of Notes accepted for payment will receive accrued and unpaid interest from the last interest payment date for the Notes to, but not including, the Payment Date.

Notes tendered may be withdrawn at any time prior to 5:00 p.m. New York City time, on the Consent Date and Notes tendered after the Consent Date and before the Expiration Date may not be withdrawn.  Payment for tendered Notes will be made promptly following the acceptance of the Notes validly tendered by the Expiration Date, on the Payment Date. Holders of validly tendered and accepted First Lien Notes and Senior Notes will receive accrued and unpaid interest from the last interest payment date through the day prior to the date such Notes are purchased.

Both tender offers are subject to the satisfaction of certain conditions, including completion of an initial public offering of the common shares of Gibson Energy Inc., an affiliate of the Issuers, in each of the provinces and territories of Canada (the “Initial Public Offering”), consummation by Gibson Energy ULC of a new senior secured credit agreement governing a senior secured term loan facility (the “Term Loan Facility”) in an aggregate principal amount of up to $700.0 million and a senior secured revolving credit facility of up to $250.0 and the receipt by Gibson Energy ULC of aggregate net cash proceeds of at least $904.7 million from the Initial Public Offering and borrowings under the Term Loan Facility.  The Issuers cannot assure holders of Notes that any of these conditions will be satisfied, and the Issuers may in their sole discretion waive or modify any conditions to, or terminate or extend, the tender offers.

If not all First Lien Notes are validly tendered pursuant to the tender offer for the First Lien Notes, the Issuers may exercise their right to satisfy and discharge the Indenture as promptly as practicable after the Expiration Date in accordance with the terms of the indenture governing the First Lien Notes.  If not all Senior Notes are validly tendered pursuant to the tender offer for the Senior Notes, the Issuers may exercise covenant defeasance with respect to the Senior Notes as promptly as practicable after the Expiration Date in accordance with the terms of the indenture governing the Senior Notes.

The Issuers have retained J.P. Morgan Securities LLC to serve as dealer manager and solicitation agent for the tender offers. The Issuers have retained Global Bondholder Services Corporation to serve as the tender agent and as the information agent for the tender offer. Requests for documents may be directed to Global Bondholder Services Corporation by phone at (866) 294-2200 or (212) 430-3774 or in writing at 65 Broadway, Suite 404, New York, New York 10006.  Questions regarding the tender offer may be directed to J.P. Morgan Securities LLC at 383 Madison Avenue, 3rd Floor, New York, New York 10179, Attn: Liability Management Group, U.S. Toll Free at (800) 245-8812 or Call Collect at (212) 270-1200.

This press release is for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offers are made only by and pursuant to the terms of the respective Offer to Purchase and Consent Solicitation Statement and the related Letter of Transmittal and Consent and the information in this press release is qualified by reference to the Offers to Purchase and Consent Solicitation Statements and the related Letter of Transmittal and Consent. The tender offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  None of the Issuers, the dealer manager and solicitation agent or the depositary and information agent makes any recommendations as to whether holders should tender their Notes pursuant to the tender offers. Holders must make their own decisions as to whether to tender Notes, and, if so, the principal amount of Notes to tender.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities offered in the Initial Public Offering in the United States, in any province or territory of Canada or in any other jurisdiction.  The securities to be offered in the Initial Public Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws and may not be offered or sold in the United States absent registration or absent an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or a sale would be unlawful.  The amended and restated preliminary prospectus filed in connection with the Initial Public Offering has not yet become final for the purposes of a distribution to the public, and there shall not be any sale or any acceptance of an offer to buy the securities offered in the Initial Public Offering in any province or territory of Canada prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similary authority in such province or territory.

About Gibson

Gibson is one of the largest independent midstream energy companies in Canada and a major participant in the crude oil transportation business in the United States, and is engaged in the movement, storage, blending, processing, marketing and distribution of crude oil, condensate, natural gas liquids, and refined products.  Gibson transports hydrocarbons by utilizing its integrated network of terminals, pipelines, storage tanks, and truck fleet located throughout western Canada and the United States.  Additionally, Gibson, through its Canwest Propane subsidiary, is the second largest retail propane distribution company in Canada.

For further information, please contact:

A. Stewart Hanlon President and Chief Executive Officer (403) 206-4210 shanlon@gibsons.com	Richard G. Taylor Executive Vice President Finance and Chief Financial Officer (403) 206-4009 rtaylor@gibsons.com